SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.3)*

                           Commercial Metals Company
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   201723103
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 28, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by Commercial Metals Company (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2011, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 1, 2011 and Amendment No. 2 filed with Securities and Exchange Commission on October 19, 2011 (together, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On November 28, 2011, the Reporting Persons delivered a letter to the Board of Directors of the Issuer. Pursuant to the letter, Icahn Enterprises offered to acquire Commercial Metals Company at $15 per share without any financing or due diligence conditions. The letter is incorporated herein and attached hereto as
Exhibit  1.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1    Letter  to  Board  of  Directors,  dated  November  28,  2011.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  28,  2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





  [Signature Page of Schedule 13D Amendment No. 3 - Commercial Metals Company]

                                                                       Exhibit 1
                                                                       ---------


                                 CARL C. ICAHN

November 28, 2011

Board of Directors
Commercial Metals Company
6565 North MacArthur Boulevard, Suite 800
Irving, Texas 75039


Ladies and Gentlemen:

     I am currently your largest shareholder and beneficially own 9.98% of the outstanding common shares of Commercial Metals Company (the "Company") through several affiliated entities, including subsidiaries of Icahn Enterprises LP (NYSE: IEP). Based upon publicly available information, Icahn Enterprises (which currently has, on a consolidated basis, $22.4 billion of assets, including in excess of $13 billion in liquid assets, which are cash and marketable securities) hereby proposes to purchase the Company in a merger transaction at $15 per share without any financing or due diligence conditions. That price represents a premium of 31% over the stock's closing price on November 25, 2011, which was $11.45, and a premium of 72.6% from its low this year on October 3, 2011, which was $8.60.

     IEP is prepared to proceed to immediately negotiate and execute definitive documents. We firmly believe that the Board's fiduciary duties require the Board to allow shareholders to decide for themselves if they wish to accept this offer. Accordingly, we are also prepared to structure the transaction with an immediate front end tender offer, with protections for minority shareholders pending completion of the merger.

     This transaction will allow shareholders the opportunity to monetize their investment in the Company. Those who desire to stay invested in this industry could take their proceeds and invest in direct competitors in the steel industry which we believe are much better managed and better situated to take advantage of any possible economic recovery than Commercial Metals.

     The reason IEP is paying a 31% premium over the November 25, 2011 closing price is because of IEP's ownership of PSC Metals Inc. When the acquisition is completed IEP intends to combine Commercial Metals with IEP's own metals recycling assets. IEP will sell Commercial Metals' non-core assets and immediately appoint a new management team to run the steel business. In our opinion, these undertakings are imperative to realize future profits at Commercial Metals.

     As a 10% shareholder of Commercial Metals we are extremely concerned about the capabilities and behavior of the current Board and management, and therefore, we intend to nominate three individuals as directors at the Company's 2012 annual meeting of shareholders, as well as make several proposals for shareholder consideration. We do not believe the current Board is capable or willing to undertake the actions necessary to enable Commercial Metals to compete in the future. Such actions include, but are not limited to, the sale of non-core assets, the immediate replacement of management, and the refocusing of the business on core operations in North America. The track record established by the current Board and management team over the last several years is dismal. Unfortunately, a below average operating performance fueled by a distracting and misguided international growth plan, combined with a disastrous investment record, has become the defining characteristic of Commercial Metals. We have no confidence in management's ability to continue running the Company, nor do we have any confidence that the Board will ever hold management accountable for poor performance - as shown by the recent and inexplicable bonuses paid to management. But, hopefully,even this Board will finally take its fiduciary duty to shareholders seriously enough to allow shareholders to decide whether or not to sell the Company at a 31% premium over current market price.

     Your management team has suggested a recovery in key end markets will not materialize in 2012. Further, in our opinion, because the Company has been so poorly managed, shareholders are exposed not only to cyclical industry risks, but also to permanent risks. Astoundingly, between 2006 and 2011, the Company squandered $2 billion of capital on ill-conceived acquisitions and "growth" projects, many of which generated negative EBITDA through the period.

     Despite this dismal record, the Board recently granted bonuses to management, including a $750,000 bonus to the new CEO -- for what exactly?! Not in recognition of the Company's operating performance, but because management threw in the towel and admitted that the Company should walk away from many of the substantial investments that you approved only a few years earlier. The logic is absurd! The Company spends shareholder money on disastrous investments, and then several years later, awards management special bonuses - again shareholder money - for having the "courage" to run away from those very same investments!

     Unfortunately, over the next several years even if the steel markets shift into a cyclical recovery, we fear, and believe, that Commercial Metals will simply shift back from the current strategy where management is supposedly focused on unwinding its disastrous investments, to the previous "strategy", where management travels the world investing in losing "growth" projects from Croatia to Australia.

     In light of the above, we again ask you to finally show that even this Board is serious enough about its fiduciary obligations to allow shareholders, and not themselves, to decide whether to sell the Company at a substantial premium over the current market price. We would like to move forward immediately and we are ready to meet. We are prepared to enter immediate negotiations and would like to see a tender offer launched as soon as possible.



                                                                  Carl C. Icahn